Exhibit 99.2

Nominees For Against Abstain Please sign exactly as your name(s) appear(s) hereon . When signing as attorney, executor, administrator, or other fiduciary, please give full title as such . Joint owners should each sign personally . All holders must sign . If a corporation or partnership, please sign in full corporate or partnership name by authorized officer . ALTAMIRA THERAPEUTICS LTD. CLARENDON HOUSE 2 CHURCH STREET HAMILTON HM11 BERMUDA VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. EDT on 06/09/2025. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS You can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY The Board of Directors recommends you vote FOR the following: 1. To elect the following four persons as directors of the Company to hold office until the 2026 Annual General Meeting (or until their respective successors are elected) 1a. Thomas Meyer 1b. Mats Peter Blom 1c. Alain Munoz 1d. Dominik Lysek             For 2. To appoint BDO AG, Zurich as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025 and authorize the Company's Audit Committee of the Board of Directors to determine their remuneration.  Against Abstain   Note: In their discretion, the persons appointed as proxies are authorized to vote upon such other business as may properly come before the meeting, or at any adjournment or postponement thereof. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is available at www.proxyvote.com ALTAMIRA THERAPEUTICS LTD. Annual General Meeting of Shareholders June 11, 2025 8:00 AM local Bermuda time This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Thomas Meyer, Guy Cooper, Andrew Barnes and Nicole Yearwood, or any of them, as proxies, each with the power to appoint their substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this proxy card, all of the common shares of ALTAMIRA THERAPEUTICS LTD . that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 8 : 00 AM local Bermuda time on June 11 , 2025 at Clarendon House, 2 Church Street, Hamilton HM 11 , Bermuda and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations and in the discretion of the above named persons as proxies, in any other business that may properly come before the meeting or at any adjourned or postponement thereof . Continued and to be signed on reverse side